35 W. Wacker Drive Chicago, IL 60601 T +1 312 558 5600 F +1 312 558 5700

September 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Jonathan Burr
James Lopez

Re:	PetIQ, Inc.
Registration Statement on Form S-3
Filed September 4, 2018
File No. 333-227186

Dear Messrs. Burr and Lopez:

On behalf of PetIQ, Inc. (the “Company”), set forth below are the responses of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2018, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the Commission on September 4, 2018. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. The Company also has filed with the Commission through its EDGAR system Amendment No. 1 to the Registration Statement.

Form S-3 filed September 4, 2018

Description of Stock Purchase Units, page 15

1.

We note your disclosure that you may issue purchase contracts for the purchase or sale of equity securities that may consist of obligations of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

The Company respectfully advises the Staff that it has decided not to offer stock purchase contracts or stock purchase units through the Registration Statement and has revised the Registration Statement accordingly.

September 14, 2018 Page 2

2.

It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under Section 2(a)(1) of the Securities Act of 1933.

The Company respectfully advises the Staff that it has decided not to offer stock purchase contracts or stock purchase units through the Registration Statement and has revised the Registration Statement accordingly.

If you have any questions regarding any of the responses in this letter or in Amendment No. 1 to the Registration Statement, please call me at (312) 558-3722.

Respectfully Submitted, /s/ Christina T. Roupas Christina T. Roupas

cc:	McCord Christensen
John Newland
Robert Mooney